FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the Registrant’s announcement that its Special General Meeting of Shareholders held on September 11, 2013 has adopted the resolution to approve the Registrant’s proposed Compensation Policy.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated September 11, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

 Resolution to Approve the Company’s Compensation Policy adopted by the Special General
Meeting of Shareholders

At the Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”), held at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel, on Wednesday, September 11, 2013, the resolution to approve Company’s Compensation Policy in the form attached as Annex A to the Company's Proxy Statement dated August 7, 2013, was adopted.